Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.. Amended 01/01/11

Name of Entity:	Alterity Therapeutics Limited (ASX:ATH)
ABN:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Brian Meltzer
Date of Last Notice:	11 January 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related entity
Date of change	31 August 2024

No. of securities held prior to change		Shares	Options
	Direct	7,142,857	16,523,809
	Indirect	326,666	-
	Total	7,469,523	16,523,809

Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-
Number disposed		Shares	Options
	Direct	-	7,142,857
	Indirect	-	-
	Total	-	7,142,857

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a

No. of securities held after change		Shares	Options
	Direct	7,142,857	9,380,952
	Indirect	326,666	-
	Total	7,469,523	9,380,952

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of options without exercise or conversion

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Alterity Therapeutics Limited (ASX:ATH)
ABN:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Peter Marks
Date of Last Notice:	11 January 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related entity
Date of change	31 August 2024

No. of securities held prior to change		Shares	Options
	Direct	-	7,000,000
	Indirect	7,185,986	9,523,809
	Total	7,185,968	16,523,809

Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-
Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	7,142,857
	Total	-	7,142,857
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a

No. of securities held after change		Shares	Options
	Direct	-	7,000,000
	Indirect	7,185,986	2,380,952
	Total	7,185,968	9,380,952

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of unlisted options without exercise or conversion

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	01/01/2011